UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

	For Period Ended:			12/31/2014

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mobiquity Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

600 Old Country Road, Suite 541
Address of Principal Executive Office (Street and Number)

Garden City, NY 11530
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribe8d due date; and
☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file the Report in a timely manner due to the recent change in auditors which change was recently reported on a Form 8-K. The purpose of this change was to have Sadler Gibb as the auditor since they have clients listed on one or more national exchanges. The Registrant believes that the change in auditors will increase the likelihood of a successful up-listing should the Registrant choose to apply as stated in its recent Proxy Statement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven Morse, Esq.	(516)	487-1446
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			☒	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			☒	No	☐

For fiscal 2014, the company is estimating a net loss of approximately $10.3 million versus a net loss of $6,088,733 for fiscal 2013. For fiscal 2014, the actual net cash used in operating activities was approximately $6 million as compared to $3,692,630 for the comparable period of 2013. Accordingly, fiscal 2014 has non-cash expenses (losses) of approximately $4.3 million as compared to $2,396,103 for the comparable period of the prior year.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Mobiquity Technologies, Inc.)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2015	By:	/s/ Dean L. Julia,
Dean L. Julia
Co- Chief Executive Officer